

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2021

Noah Glass
Chief Executive Officer
Olo Inc.
285 Fulton Street
One World Trade Center, 82nd Floor
New York, New York 10007

> **Re: Olo Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted on December 23, 2020**
> **CIK No. 0001431695**

Dear Mr. Glass:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1 Filed December 23, 2020

Letter from Noah Glass, page i

1. We note your response to prior comment 7 and have further comment. Please revise to:
    - remove the implication, as previously requested, that you introduced on-demand services to the restaurant industry or otherwise pioneered this type of service. In this regard, we note that several paragraphs of your letter suggest that your founder discovered and pioneered on-demand commerce;
    - remove the statement in the third paragraph that you are the leading software-as-a-service platform for the restaurant industry or provide substantiation of this claim;
    - quantify your losses to date in the third paragraph of your letter. While we note your

reference on page iii to significant losses and accumulated deficit, you have not quantified that disclosure nor have you presented it as prominently as your disclosure about the amount of on-demand commerce you enabled in 2020; and

- remove the letter from the forepart of your prospectus, as the prominence of this letter does not appear appropriate. In particular, we note that Item 502(a) of Regulation S-K requires that the table of contents immediately follow the prospectus cover page.

Prospectus Summary, page 1

2. We note your response to our prior comment one. Please disclose the basis by which you are a "leading cloud-based, on-demand e-commerce platform for multi-location restaurant brands" (ex: revenue, number of customers, etc.), or otherwise indicate that this is your belief.

We currently generate significant revenue from our largest customers, page 35

3. We note your response to prior comment 5 and re-issue in part. It is unclear from your response why you believe you are not substantially dependent on your agreement with this particular aggregator, and your disclosure on page 30 says that the termination of this agreement would materially and adversely impact your revenue and could impair your profitability. Your response notes that a decrease in revenue from a particular aggregator would not necessarily have a material adverse effect, but this does not address the impact if the agreement with this aggregator was terminated in its entirety. Please advise why you believe you are not substantially dependent on this agreement. In the alternative, please file the agreement with your next amendment and revise the prospectus, as necessary, to provide an appropriately detailed discussion of its terms.

Executive Compensation, page 122

4. Please revise to update you executive compensation disclosure as of the most recently completed fiscal year.

You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Nicole Brookshire, Esq.